                                                      -------------------------
                              UNITED STATES                 OMB APPROVAL
                  SECURITIES AND EXCHANGE COMMISSION     OMB Number: 3235-0145
                         Washington, D.C. 20549       Expires: October 31, 2002
                                                      Estimated average burden
                              SCHEDULE 13D            hours per response...14.9
                                                      -------------------------
               Under the Securities Exchange Act of 1934*


                           THE MEDICINES COMPANY, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   584688 10 5
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                       Vice President and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  May 16, 2001
-------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               page 1 of 19 pages

                                  SCHEDULE 13D

---------------------------                           -------------------------
CUSIP No.   584688 10 5                                   Page 2 of 19 Pages
---------------------------                           -------------------------


----------- -------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus Ventures, L.P.              I.R.S. #13-3784037
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                     (a) [ ]
                                                                   (b) [X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC (See Item 3 for description of consideration)
----------- -------------------------------------------------------------------
    5 CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT [ ] TO ITEMS 2(d) or 2(e)

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                0

  NUMBER OF           --------- -----------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   10,655,256
 REPORTING
PERSON WITH           --------- -----------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0

                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,655,256

----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,655,256

----------- -------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                        [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.9%

----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN

----------- -------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                      ---------------------------
CUSIP No.   584688 10 5                                 Page 3 of 19 Pages
----------------------------                      ---------------------------

---------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus & Co.                          I.R.S. #13-6358475
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
            (See Instructions)                                    (b)  [X]
----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC (See Item 3 for description of consideration)
----------- -------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                          [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                0

                      --------- -----------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   10,655,256
OWNED BY EACH
  REPORTING           --------- -----------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                0

                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,655,256

----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,655,256

----------- -------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (See Instructions)                                            [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.9%

----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN

----------- -------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------                        ---------------------------
CUSIP No.  584688 10 5                                  Page 4 of 19 Pages
----------------------------                        ---------------------------

---------- --------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Warburg Pincus LLC (formerly E.M. Warburg,
           Pincus & Co., LLC)                               I.R.S. #13-3536050
---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [ ]
           (See Instructions)                                       (b)  [X]

---------- --------------------------------------------------------------------
    3      SEC USE ONLY

---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC (See Item 3 for description of consideration)
---------- --------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT   [ ]
           TO ITEMS 2(d) or 2(e)

---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                0

                      --------- -----------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   10,655,256
OWNED BY EACH
  REPORTING           --------- -----------------------------------------------
 PERSON WITH              9     SOLE DISPOSITIVE POWER

                                0

                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                10,655,256

---------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           10,655,256

---------- --------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                     [ ]

---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.9%

---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO

---------- --------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"), Warburg, Pincus & Co., a New York general partnership ("WP") and Warburg Pincus LLC (formerly E.M. Warburg, Pincus & Co., LLC), a New York limited liability company ("WP LLC" and, together with WPV and WP, the "Reporting Entities"). This Schedule 13D relates to the Common Stock, par value $0.001, of The Medicines Company, Inc., a corporation organized under Delaware law (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the Common Stock of the Company, par value $0.001 per share.

Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock and is being filed within 10 days after a direct acquisition of the Common Stock pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is One Cambridge Center, Cambridge, Massachusetts 02142.

Item 2.   Identity and Background.

     (a) This statement is filed by the Reporting Entities. The sole general partner of WPV is WP. WP LLC manages WPV. Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC and may be deemed to control WP, WPV and WP LLC. Lionel I. Pincus disclaims any beneficial ownership of the Common Stock that is reported herein as beneficially owned by the Reporting Entities. The general partners of WP and the members of WP LLC are described in
Schedule I hereto.


                               Page 5 of 19 Pages

     (b) The address of the principal business and principal office of WPV, WP, WP LLC and those persons listed on Schedule I hereto is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of WP is acting as general partner of Warburg, Pincus International Partners, L.P., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., WPV and Warburg, Pincus Investors, L.P. The principal business of WP LLC is acting as manager of Warburg, Pincus International Partners, L.P., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., WPV and Warburg, Pincus Investors, L.P. The principal business of WPV is that of a partnership engaged in making venture capital and related investments.

     (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 6 of 19 Pages

     (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     Pursuant to a Stock Purchase Agreement, made as of May 11, 2001 between the Company and WPV (such agreement, the "Purchase Agreement"), WPV purchased 1,050,000 shares of the Common Stock at a price of $11.00 per share (the "Shares") with the purchase price paid in cash at the closing, which occurred on May 16, 2001 (such transaction, the "Transaction"). Pursuant to stock purchase agreements made as of May 11, 2001, certain other investors purchased an aggregate of 2,950,000 shares of the Common Stock at a price of $11.00 per share on substantially the same terms (such purchases, together with the Transaction, the "Share Purchases").

     Prior to the Company's initial public offering of the Common Stock in August 2000, WPV held four series of shares of the Company's Convertible Preferred Stock that were converted automatically into 8,329,446 shares of the Common Stock on the closing of the Company's initial public offering. The 10,655,256 shares of Common Stock beneficially owned by WPV as of May 16, 2001 include 9,379,446 shares held directly in the form of Common Stock and 1,275,810 shares of Common Stock held indirectly in the form of immediately exercisable warrants to acquire shares of Common Stock. The shares of Common Stock, Convertible Preferred Stock and warrants to acquire Common Stock were acquired in various transactions involving private equity investments, including investments made in connection with the formation of the Company.


                               Page 7 of 19 Pages

     All of the funds required to acquire the shares of Common Stock held by WPV were obtained from the working capital of WPV.

Item 4.   Purpose of Transaction.

         The acquisition by WPV of the Shares was effected because of the Reporting Entities' belief that the Transaction and the Common Stock represent an attractive investment. Prior acquisitions of the Common Stock of the Company were made on the basis of similar beliefs. The Reporting Entities may from time to time acquire additional shares of Common Stock or engage in discussions with the Company concerning further acquisitions of shares of Common Stock, warrants to acquire shares of Common Stock, or further investments by them in the Company. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

     Except as set forth above in this statement, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present


                               Page 8 of 19 Pages

Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) As of May 16, 2001 WPV beneficially owned 10,655,256 shares of the Common Stock. By reason of their respective relationships with WPV, each of the Reporting Entities may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the shares of the Common Stock that WPV beneficially owns.

     The 10,655,256 Shares of the Common Stock represented approximately 29.9% of the outstanding Common Stock, based on a total of 35,667,758 shares of Common Stock outstanding comprised of: (i) the 34,391,948 shares of Common Stock outstanding as of May 16, 2001 (giving effect to the issuance of 4,000,000 new shares of Common Stock in connection with the Share Purchases), as represented by the Company in connection with the Transaction; and (ii) 1,275,810 additional shares of Common Stock issuable on the exercise of the immediately exercisable warrants held by WPV.


                               Page 9 of 19 Pages

     (b) WPV, as direct holder of the Common Stock, and WP and WP LLC by virtue of their control position with respect to WPV, may each be deemed to have the shared power to vote or to direct the vote and to dispose or to direct the disposition with respect to the 10,655,256 shares of Common Stock beneficially owned by WPV.

     (c) Other than the acquisition of the Shares, during the last sixty days no transactions involving the Common Stock were effected by the Reporting Entities or by any of the persons set forth on Schedules I and II hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     By virtue of the relationships among the Reporting Entities as described in
Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement, attached hereto as
Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     The Purchase Agreement was entered into as of May 11, 2001 and is described herein in Item 3. The summary of the Purchase Agreement in this Schedule 13D is


                              Page 10 of 19 Pages
qualified in its entirety by reference to the Purchase Agreement, which is attached as Exhibit 2 hereto.

     Pursuant to the terms of the Purchase Agreement, the Company has agreed, among other things, to file a registration statement on Form S-1 with the Commission relating to the resale of the shares of the Common Stock purchased under the Purchase Agreement, and to use its reasonable best efforts to cause such registration statement to become effective within 30 days after filing. Pursuant to the Purchase Agreement, the Company has also agreed to use its reasonable best efforts to prepare and file with the Commission, within 10 days after the Company first becomes eligible to file a registration statement on Form S-3, a registration statement on Form S-3 to enable the resale of the shares of Common Stock purchased under the Purchase Agreement by the purchasers of such shares from time to time on the Nasdaq National Market or in privately negotiated transactions, and to use its reasonable best efforts to cause such registration statement to become effective as soon as practicable thereafter. Under the Purchase Agreement, WPV and the other purchasers of the Company's Common Stock in connection with the Share Purchases have agreed to be bound by certain restrictions on the transfer of shares of the Common Stock and their right to acquire the shares of the Common Stock.

         Pursuant to the terms of an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), made and entered into as of August 12, 1998, among the Company, WPV and certain other individuals and entities listed on Schedules I and II thereto, as amended by: (i) an Amendment No. 2 to the Registration Rights Agreement, dated as of October 19, 1999, by and among the Company and certain


                              Page 11 of 19 Pages
investors described therein; (ii) an Amendment No. 3 to the Registration
Rights Agreement, dated as of March 2, 2000, by and among the Company and certain investors described therein; and (iii) an Amendment No. 4 to the Registration Rights Agreement, dated as of May 17, 2000, by and among the Company and certain investors described therein (Amendments (i) through (iii) above, collectively, the "Registration Rights Agreement Amendments"), the Company has agreed, among other things, to provide WPV and certain other shareholders with demand and piggyback registration rights with respect to certain shares of the Common Stock. Pursuant to the Registration Rights Agreement, WPV and the other shareholders party thereto have agreed to be bound by certain restrictions on the transfer of shares of the Common Stock and other securities of the Company. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement and the Registration Rights Agreement Amendments, which are incorporated herein by reference to Exhibit 10.3 to the Company's registration statement on Form S-1, filed with the Commission on May 19, 2000.

         Pursuant to the terms of a Third Amended and Restated Stockholders' Agreement, dated as of August 12, 1998, by and among the Company and certain individuals and entities described on Schedule I thereto (the "Stockholders' Agreement"), a group of eight persons, including three representatives of WPV, was elected to the Company's Board of Directors. The Stockholders' Agreement terminated by its terms on the completion of the Company's initial public offering, with the exception of a provision that continues to allow any investor party to the Stockholders' Agreement, excluding Biotech Growth S.A., that owns:
(a) twenty percent of the outstanding Common Stock to


                              Page 12 of 19 Pages
nominate two individuals to serve as directors; and (b) ten percent of the outstanding Common Stock to nominate one individual to serve as a director. Pursuant to these provisions, WPV is currently entitled to nominate two individuals to serve as directors. Nicholas Lowcock and Stewart Hen currently serve on the Company's Board of Directors as representatives of WPV. The foregoing summary of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement, which is incorporated herein by reference to Exhibit 10.4 to the Company's registration statement on Form S-1, filed with the Commission on May 19, 2000.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of May 21, 2001, by and among the Reporting Entities.

     2. Stock Purchase Agreement, made as of May 11, 2001, by and among WPV and the Company.

     3. Amended and Restated Registration Rights Agreement, made and entered into as of August 12, 1998, by and among the Company, WPV and certain other individuals and entities listed on Schedules I and II thereto (incorporated by reference to Exhibit 10.3 to the Company's registration statement on Form S-1, filed with the Commission on May 19, 2000).


                              Page 13 of 19 Pages

     4. Third Amended and Restated Stockholders' Agreement, dated as of August 12, 1998, by and among the Company, WPV and certain other individuals and entities listed on Schedule I thereto (incorporated by reference to Exhibit 10.4 to the Company's registration statement on Form S-1, filed with the Commission on May 19, 2000).


                              Page 14 of 19 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2001                  WARBURG, PINCUS VENTURES,
                                      L.P.

                                      By:      Warburg, Pincus & Co.,
                                               General Partner

                                      By:    /s/ Scott Arenare
                                           ------------------------------------
                                      Name:    Scott Arenare
                                      Title:   Attorney-in-Fact

Dated:  May 23, 2001                  WARBURG, PINCUS & CO.

                                      By:    /s/ Scott Arenare
                                           ------------------------------------
                                      Name:    Scott Arenare
                                      Title:   Attorney-in-Fact

Dated:  May 23, 2001                  WARBURG PINCUS LLC

                                      By:    /s/ Scott Arenare
                                           ------------------------------------
                                      Name:    Scott Arenare
                                      Title:   Attorney-in-Fact


                              Page 15 of 19 Pages

                                                                     SCHEDULE I
                                                                     ----------

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg, Pincus Ventures, L.P. ("WPV") is WP. WPV, WP, and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

-------------------------------------------------------------------------------
                               PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                  TO POSITION WITH WP, AND POSITIONS
NAME                                 WITH THE REPORTING ENTITIES
---------------------- --------------------------------------------------------
Joel Ackerman          Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Gregory Back           Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
David Barr             Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Harold Brown           Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Sean D. Carney         Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Timothy J. Curt        Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
W. Bowman Cutter       Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Cary J. Davis          Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Stephen Distler        Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Stewart K. P. Gross    Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Patrick T. Hackett     Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Jeffrey A. Harris      Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
William H. Janeway     Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Charles R. Kaye        Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Henry Kressel          Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Joseph P. Landy        Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Sidney Lapidus         Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Kewsong Lee            Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Jonathan S. Leff       Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Reuben S. Leibowitz    Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
David E. Libowitz      Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Nancy Martin           Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Edward J. McKinley     Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Rodman W. Moorhead III Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
James Neary            Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Howard H. Newman       Partner of WP; Member and Vice Chairman of WP LLC
---------------------- --------------------------------------------------------
Gary D. Nusbaum        Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Dalip Pathak           Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Lionel I. Pincus       Managing Partner of WP; Managing Member, Chairman of
                       the Board and Chief Executive Officer of WP LLC
---------------------- --------------------------------------------------------
John D. Santoleri      Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Steven G. Schneider    Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Barry Taylor           Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
John L. Vogelstein     Partner of WP; Member, and President of WP LLC
---------------------- --------------------------------------------------------
Elizabeth H.Weatherman Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
David Wenstrup         Partner of WP; Member and Managing Director of WP LLC
---------------------- --------------------------------------------------------
Pincus & Co.*
---------------------- --------------------------------------------------------
NL & Co.**
---------------------- --------------------------------------------------------

------------------
* New York limited partnership; primary activity is ownership interest in WP and WP LLC.
** New York limited partnership; primary activity is ownership interest in WP.


                              Page 16 of 19 Pages

                                MEMBERS OF WP LLC
                                -----------------

-------------------------------------------------------------------------------
                               PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                TO POSITION WITH WP LLC, AND POSITIONS
 NAME                                 WITH THE REPORTING ENTITIES

------------------------ -----------------------------------------------------
Joel Ackerman            Member and Managing Director of WP LLC; Partner of WP
------------------------ -----------------------------------------------------
Gregory Back             Member and Managing Director of WP LLC; Partner of WP
------------------------ -----------------------------------------------------
David Barr               Member and Managing Director of WP LLC; Partner of WP
------------------------ -----------------------------------------------------
Frank M. Brochin (1)     Member and Managing Director of WP LLC
------------------------ -----------------------------------------------------
Harold Brown             Member and Managing Director of WP LLC; Partner of WP
------------------------ -----------------------------------------------------
Sean D. Carney           Member and Managing Director of WP LLC; Partner of WP
------------------------ -----------------------------------------------------
Timothy J. Curt          Member and Managing Director of WP LLC; Partner of WP
------------------------ -----------------------------------------------------
W. Bowman Cutter         Member and Managing Director of WP LLC; Partner of WP
------------------------ -----------------------------------------------------
Cary J. Davis            Member and Managing Director of WP LLC; Partner of WP
------------------------ -----------------------------------------------------
Stephen Distler          Member and Managing Director of WP LLC; Partner of WP
------------------------ -----------------------------------------------------
Tetsuya Fukagawa (2)     Member and Managing Director of WP LLC
------------------------ -----------------------------------------------------
Makoto Fukuhara (2)      Member and Managing Director of WP LLC
------------------------ ------------------------------------------------------
Stewart K. P. Gross      Member and Managing Director of WP LLC; Partner of WP
------------------------ -----------------------------------------------------
Alf Grunwald (3)         Member and Managing Director of WP LLC
------------------------ ------------------------------------------------------
Patrick T. Hackett       Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------
Jeffrey A. Harris        Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------
Sung-Jin Hwang (4)       Member and Managing Director of WP LLC
------------------------ ------------------------------------------------------
Roberto Italia (5)       Member and Managing Director of WP LLC
------------------------ ------------------------------------------------------
William H. Janeway       Member and Managing Director of WP LLC; Partner of WP
------------------------ -----------------------------------------------------
Charles R. Kaye          Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------
Rajesh Khanna (6)        Member and Managing Director of WP LLC
------------------------ ------------------------------------------------------
Henry Kressel            Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------
Rajiv B. Lall (6)        Member and Managing Director of WP LLC
------------------------ ------------------------------------------------------
Joseph P. Landy          Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------
Sidney Lapidus           Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------
Kewsong Lee              Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------
Jonathan S. Leff         Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------
Reuben S. Leibowitz      Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------
David E. Libowitz        Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------
Nicholas J. Lowcock (7)  Member and Managing Director of WP LLC
------------------------ ------------------------------------------------------
John W. MacIntosh (8)    Member and Managing Director of WP LLC
------------------------ ------------------------------------------------------
Nancy Martin             Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------
Edward J. McKinley       Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------
Rodman W. Moorhead III   Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------
James Neary              Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------
Howard H. Newman         Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------
Gary D. Nusbaum          Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------
Dalip Pathak             Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------
Lionel I. Pincus         Managing Member, Chairman of the Board and Chief
                         Executive Officer of WP LLC; Managing Partner of WP
------------------------ ------------------------------------------------------
Pulak Chandan Prasad (6) Member and Managing Director of WP LLC
------------------------ ------------------------------------------------------
John D. Santoleri        Member and Managing Director of WP LLC; Partner of WP
------------------------ ------------------------------------------------------


                              Page 17 of 19 Pages

                          -----------------------------

------------------------- -----------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                 TO POSITION WITH WP LLC, AND POSITIONS
       NAME                           WITH THE REPORTING ENTITIES

------------------------- -----------------------------------------------------
Steven G. Schneider       Member and Managing Director of WP LLC; Partner of WP
------------------------- -----------------------------------------------------
Melchior Stahl (3)        Member and Managing Director of WP LLC
------------------------- -----------------------------------------------------
Chang Q. Sun (9)          Member and Managing Director of WP LLC
------------------------- -----------------------------------------------------
Barry Taylor              Member and Managing Director of WP LLC, Partner of WP
------------------------- -----------------------------------------------------
John L. Vogelstein        Member and President of WP LLC; Partner of WP
------------------------- -----------------------------------------------------
Elizabeth H. Weatherman   Member and Managing Director of WP LLC; Partner of WP
------------------------- -----------------------------------------------------
David Wenstrup            Member and Managing Director of WP LLC; Partner of WP
------------------------- -----------------------------------------------------
Jeremy S. Young (7)       Member and Managing Director of WP LLC
------------------------- -----------------------------------------------------
Pincus & Co.*
------------------------- -----------------------------------------------------


(1)  Citizen of France
(2)  Citizen of Japan
(3)  Citizen of Germany
(4)  Citizen of Korea
(5)  Citizen of Italy
(6)  Citizen of India
(7)  Citizen of United
     Kingdom
(8)  Citizen of Canada
(9)  Citizen of China
* New York limited partnership; primary activity is ownership interest in WP and WP LLC


                              Page 18 of 19 Pages

                                  Exhibit Index

Exhibit 1 Joint Filing Agreement, dated as of May 21, 2001, by and among Warburg, Pincus Ventures, L.P., Warburg, Pincus & Co. and Warburg Pincus LLC.

Exhibit 2 Stock Purchase Agreement, made as of May 11, 2001, by and among Warburg, Pincus Ventures, L.P. and The Medicines Company,
               Inc. (the "Company").

Exhibit 3 Amended and Restated Registration Rights Agreement, made and entered into as of August 12, 1998, by and among the Company, Warburg, Pincus Ventures, L.P., and certain other individuals and entities listed on Schedules I and II thereto (incorporated by reference to Exhibit 10.3 to the Company's registration statement on Form S-1 filed with the Securities and Exchange Commission (the "Commission") on May 19, 2000).

Exhibit 4 Third Amended and Restated Stockholders' Agreement, dated as of August 12, 1998, by and among the Company, Warburg, Pincus Ventures, L.P., and certain other individuals and entities listed on Schedule I thereto (incorporated by reference to Exhibit 10.4 to the Company's registration statement on Form S-1 filed with the Commission on May 19, 2000).


                               Page 19 of 19 Pages